SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended           December 31, 2004
                           -----------------------------------

                                       OR

[  ] TRANSITION  REPORT  PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE
     ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to  ______________________

                             Commission File Number 001-31566
                                                    ----------

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

       The Incentive Savings Plan for the Employees of First Savings Bank

     B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                       Provident Financial Services, Inc.
                                830 Bergen Avenue
                       Jersey City, New Jersey 07306-4599

            Consent of Independent Registered Public Accounting Firm







The Board of Directors
Provident Financial Services, Inc.:

We consent to the incorporation by reference in registration statement no. 333-103041 on Form S-8 of Provident Financial Services, Inc. of our report dated June 10, 2005, relating to the financial statements of The Incentive Savings Plan for the Employees of First Savings Bank as of December 31, 2004 and 2003, and for the years then ended, and supplemental schedule of assets held for investment purposes at end of year as of December 31, 2004, which report appears in the Annual Report on Form 11-K of The Incentive Savings Plan for the Employees of First Savings Bank.

                                  /S/ KPMG LLP

Short Hills, New Jersey
June 28, 2005

       THE INCENTIVE SAVINGS PLAN FOR THE EMPLOYEES OF FIRST SAVINGS BANK

                        Financial Statements and Schedule

                           December 31, 2004 and 2003
        (WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT THEREON)

                       THE INCENTIVE SAVINGS PLAN FOR THE
                         EMPLOYEES OF FIRST SAVINGS BANK

                       Financial Statements and Schedules



                                      Index



                                                                           Page

Report of Independent Registered Public Accounting Firm                       1

Statements of Net Assets Available for Benefits - December 31, 2004
     and 2003                                                                 2

Statements of Changes in Net Assets Available for Benefits - Years ended
     December 31, 2004 and 2003                                               3

Notes to Financial Statements                                                 4

Schedules

1    Schedule H, Item 4(i) - Schedule of Assets (Held at End of Year)
        December 31, 2004                                                     8

             Report of Independent Registered Public Accounting Firm



Benefits Committee
The Provident Bank:


We have audited the accompanying statements of net assets available for plan benefits of The Incentive Savings Plan for the Employees of First Savings Bank (the "Plan") as of December 31, 2004 and 2003, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of The Incentive Savings Plan for the Employees of First Savings Bank as of December 31, 2004 and 2003, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the 2004 basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2004 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2004 basic financial statements taken as a whole.


                                  /S/ KPMG LLP

June 10, 2005

                       THE INCENTIVE SAVINGS PLAN FOR THE
                         EMPLOYEES OF FIRST SAVINGS BANK
                 Statements of Net Assets Available for Benefits
                           December 31, 2004 and 2003

                                                                                         2004               2003
                                                                               -------------------------------------
Assets - investments, at market value (note 3): Mutual funds:
  Alger Mid Cap Growth Ret Port Fund Class A                                   $         243,548            256,851
  Van Kampen American Value Fund Class A                                                 113,320            123,131
  Merrill Lynch Small Cap Value Fund  Class A                                             26,843             14,671
  Merrill Lynch Equity Income Fund Class D                                               317,044            310,853
  Dreyfus Premier Balance Fund Class A                                                   419,067            498,978
  Aim Blue Chip Fund Class A                                                             810,624            984,821
  Mercury HW International Value Fund Class I                                            107,908            108,412
  Blackrock Government Income Portfolio Class A                                            3,575              1,902
  Pimco Total Return Fund Class A                                                        187,365            224,480
  AllianceBernstein Americas Government Income Fund Class A                               17,014             11,571
  Massachusetts Investors Growth Stock Fund Class A                                      376,661            467,212
                                                                               -----------------     ---------------
                                                                                       2,622,969          3,002,882
                                                                               -----------------     ---------------
 Merrill Lynch Retirement Preservation Trust                                           5,085,602          2,059,680
                                                                               -----------------     ---------------
 Employer stock fund:
  Common stock                                                                         4,238,913         14,205,003
                                                                               -----------------     ---------------
Participant loans receivable                                                             207,680            242,604

Accrued Income and Other Assets                                                            2,050              1,305
                                                                               -----------------     ---------------
  Net assets available for benefits                                            $      12,157,214         19,511,474
                                                                               =================     ================

See accompanying notes to financial statements.

                       THE INCENTIVE SAVINGS PLAN FOR THE
                         EMPLOYEES OF FIRST SAVINGS BANK
                       Statements of Changes in Net Assets
                             Available for Benefits
                     Years ended December 31, 2004 and 2003

                                                                                    2004                2003
                                                                               ----------------------------------
Additions:
 Employee contributions                                                        $   343,269         $   586,574
 Employer contributions                                                             62,253             106,688
 Employee rollovers                                                                  1,949              49,057
 Interest income                                                                    11,177              16,042
 Net investment income                                                             720,805           5,507,065
                                                                                ----------         --------------
      Total additions                                                            1,139,453           6,265,426
Deductions from net assets attributed to
  benefits to participants                                                       8,480,645             261,257
  Other                                                                             13,068                 950
                                                                               -----------         --------------
      Net (decrease) increase in net assets available for benefits              (7,354,260)          6,003,219
Net assets available for benefits
 at beginning of year                                                           19,511,474          13,508,255
                                                                               -----------         --------------
Net assets available for benefits
 at end of year                                                                $12,157,214         $19,511,474
                                                                               ===========         ===============

See accompanying notes to financial statements.

                       THE INCENTIVE SAVINGS PLAN FOR THE
                         EMPLOYEES OF FIRST SAVINGS BANK

                          Notes to Financial Statements

                           December 31, 2004 and 2003

(1)  General

     The Incentive Savings Plan for the Employees of First Savings Bank (the "Plan"), a participant-directed, defined contribution plan, is a voluntary savings plan available to all eligible employees of First Savings Bank (the "Bank"). The Bank was a wholly-owned subsidiary of First Sentinel Bancorp, Inc, which was acquired by Provident Financial Services, Inc. on July 14, 2004. Upon completion of the acquisition, the Bank was merged with and into The Provident Bank.

     The accompanying financial statements have been prepared on an accrual basis. Purchases and sales of investments are recorded on a trade-date basis.

     A number of estimates and assumptions have been made relating to the reporting of assets and liabilities, related increases and decreases in such amounts, and the disclosure of contingent assets and liabilities in order to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

     The assets of the Plan are primarily financial instruments which are monetary in nature. As a result, interest rates have a more significant impact on the Plan's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index. Investments are subject to risk conditions of the individual fund objectives, the stock market, interest rates, economic conditions and world affairs. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect member's account balances and the amounts reported in the statement of net assets available for benefits.

     All contributions are invested in a trust fund managed by Merrill Lynch, with oversight from a committee consisting of at least three members of the Board of Directors of the Bank. Contributions to the Plan were suspended upon the July 14, 2004 merger of the Bank with and into The Provident Bank. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

(2)  Plan Description

     The following description of the Plan provides only general information. Eligible employees who participate ("members") should refer to the plan agreement for a more complete description of the Plan's provisions.

     Eligibility

     Employees over age 21 and working at least 1,000 hours are eligible to participate in the Plan on the first day of each calendar quarter following the completion of one year of service, as defined.

     Employee Contributions

     A member may make basic contributions to the Plan, through payroll deductions, of any whole percentage from 2% to 15% of the member's compensation, as defined, up to certain limitations.

                                       4                            (Continued)

                       THE INCENTIVE SAVINGS PLAN FOR THE
                         EMPLOYEES OF FIRST SAVINGS BANK

                          Notes to Financial Statements

                           December 31, 2004 and 2003


     Bank Contributions

     In 2004 and 2003, the Bank matched 25% of a member's basic contribution, up to 6% of that member's compensation, as defined. Bank contributions are funded biweekly. At its discretion, the Bank may make an additional contribution to the Plan as of the end of a plan year in an amount determined by the Bank. For the years ended December 31, 2004 and 2003, the Bank elected not to make an additional discretionary match.

     Vesting

     All member contributions, employer contributions and income or loss thereon are fully vested at all times.

     Withdrawals

     Money can be withdrawn from the Plan when a member reaches age 59-1/2, terminates employment, dies, becomes disabled or experiences financial hardship, as defined.

     Benefit Payments

     Upon termination of employment, a member's vested amount under the Plan is generally paid in a lump-sum distribution. The benefit to which a member is entitled is the benefit that can be provided from a member's account.

     Members' Accounts

     Each member's account is credited with the member's contribution, the appropriate amount of the Bank's contribution and an allocation of the Plan's earnings or losses. Allocations are based on the member's relative contribution to the individual funds.

     Loans to Members

     Members are permitted to borrow from the Plan as defined in the plan document. In no event shall the loan exceed the lesser of: (a) $50,000, reduced by the highest loan balance outstanding during the one-year period ending on the day before the date on which the new loan is granted; or (b) 50% of the member's vested amount under the Plan on the date the loan is granted. Interest shall be charged thereon at a rate for similar loans in the Bank's portfolio and the loan shall be repaid by payroll deduction or in a manner determined by the plan sponsor, but not less frequently than quarterly.

     Investments

     Contributions to the Plan by a member and by the Bank will be invested at the member's direction in various types of investments, as determined by the trust fund committee, such as mutual funds and First Sentinel Bancorp, Inc.'s common stock. Loans to members are carried at cost plus accrued interest. Mutual funds and common stock are carried at fair value. Fair value is determined by quoted market prices.

                                       5                           (Continued)

                       THE INCENTIVE SAVINGS PLAN FOR THE
                         EMPLOYEES OF FIRST SAVINGS BANK

                          Notes to Financial Statements

                           December 31, 2004 and 2003

(3)  Investments

     Investments at December 31, 2004 and 2003 consisted of mutual funds, loans to members and common stock issued by Provident Financial Services, Inc. and First Sentinel Bancorp, Inc. The following table represents the fair value of individual investments which exceed 5% of the Plan's net assets as of December 31, 2004 and 2003:

                                                                     2004                2003
                                                                ----------------   ------------------

                Aim Blue Chip Fund Class A                           810,624             984,821
                Merrill Lynch Retirement Preservation Trust        5,085,602           2,059,680
                Common stock - First Sentinel Bancorp, Inc.
                (related party)                                       --              14,205,003
                Common stock - Provident Financial
                Services, Inc. (related party)                     4,238,913              --


     A summary of net investment income by investment type for the years ended December 31, 2004 and 2003 follows:

                                                         2004                   2003
                                                  -------------------    -------------------
Mutual funds                                   $           364,109                620,682
Employer stock fund (related party)                        356,696              4,886,383
                                                  -------------------    -------------------
Net investment income                          $           720,805              5,507,065
                                                  ===================    ===================


(4)  Plan Expenses

     Administrative expenses of the Plan may be paid in whole or in part by the Bank at its discretion, and any expenses not paid by the Bank shall be paid by the Plan out of the principal or income of the trust fund. All administrative expenses for the years ended December 31, 2004 and 2003 were paid by the Bank.

(5)  Plan Termination

     The Plan has no termination date, however, the Bank may terminate, amend or modify the Plan at any time that it may deem advisable. In the event of the termination of the Plan, an appraisal of the trust fund shall be made and, after deducting termination expenses, the members will be paid their vested amounts.

     On July 14, 2004, First Sentinel Bancorp, Inc. was acquired by Provident Financial Services, Inc. In connection with the merger, the Plan is expected to be merged into The Provident Bank's Employee Savings Incentive Plan prior to December 31, 2005.

                                       6                            (Continued)

                       THE INCENTIVE SAVINGS PLAN FOR THE
                         EMPLOYEES OF FIRST SAVINGS BANK

                          Notes to Financial Statements

                           December 31, 2004 and 2003

 (6) Income Taxes

     The Plan obtained its latest determination letter dated February 25, 2005, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). Plan management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

(7)  Related Party Transactions

     Certain Plan investments are managed by Merrill Lynch. Merrill Lynch is the trustee as defined by the Plan. In addition, the Plan invests in the stock of First Sentinel Bancorp, Inc. and provides loans to its members. These transactions qualify as party-in-interest transactions.

                                                                     Schedule 1
                       THE INCENTIVE SAVINGS PLAN FOR THE
                         EMPLOYEES OF FIRST SAVINGS BANK
                   Schedule H, Item 4(i) - Schedule of Assets
                              (Held at End of Year)
                                December 31, 2004


                       Description                                                        Fair Value
                                                                                      ------------------
Common stock --Provident Financial Services, Inc.*
   (the plan sponsor)                                                                $       4,238,913
                                                                                      ==================
Merrill Lynch Retirement Preservation Trust*                                         $       5,085,602
                                                                                      ==================
Mutual Funds:
   Alger Mid Cap Growth Ret Port Fund Class A                                        $         243,548
   Van Kampen American Value Fund Class A                                                      113,320
   Merrill Lynch Small Cap Value Fund  Class A*                                                 26,843
   Merrill Lynch Equity Income Fund Class D*                                                   317,044
   Dreyfus Premier Balance Fund Class A                                                        419,067
   Aim Blue Chip Fund Class A                                                                  810,624
   Mercury HW International Value Fund Class I                                                 107,908
   Blackrock Government Income Portfolio Class A                                                 3,575
   Pimco Total Return Fund Class A                                                             187,365
   AllianceBernstein Americas Government Income Fund Class A                                    17,014
   Massachusetts Investors Growth Stock Fund Class A                                           376,661
                                                                                      ------------------
                                                                                      $      2,622,969
                                                                                      ==================
*Participant loans (interest rates ranging from 5.00% to 10.50%
   charged during 2004)                                                               $         207,680
                                                                                      ==================


* A party-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.
                                       8

                                   SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                      THE INCENTIVE SAVINGS PLAN FOR THE
                                      EMPLOYEES OF FIRST SAVINGS BANK







Date: June 28, 2005                    By:      /s/ Joanne Hynes
                                                ---------------------
                                       Name:    Joanne Hynes
                                       Title:   Plan Administrator